     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 2, 1995

                                                      REGISTRATION NO. 33-
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                           SILICON VALLEY GROUP, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                   DELAWARE                                     94-2264681
(STATE OR OTHER JURISDICTION OF INCORPORATION    (I.R.S. EMPLOYER IDENTIFICATION NUMBER)
                OR ORGANIZATION)

                              2240 RINGWOOD AVENUE
                           SAN JOSE, CALIFORNIA 95131
                                 (408) 434-0500
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                            ------------------------

                            PAPKEN S. DER TOROSSIAN
               CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE OFFICER
                              2240 RINGWOOD AVENUE
                           SAN JOSE, CALIFORNIA 95131
                                 (408) 434-0500
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                            ------------------------

                                   COPIES TO:

            LARRY W. SONSINI, ESQ.                       WILLIAM D. SHERMAN, ESQ.
           ROBERT T. CLARKSON, ESQ.                    PETER E. WILLIAMS III, ESQ.
           ELIZABETH R. FLINT, ESQ.                       C. JEFFREY CHAR, ESQ.
           ADELE C. FREEDMAN, ESQ.                         MORRISON & FOERSTER
      WILSON, SONSINI, GOODRICH & ROSATI                    755 PAGE MILL ROAD
           PROFESSIONAL CORPORATION                    PALO ALTO, CALIFORNIA 94304
              650 PAGE MILL ROAD                              (415) 813-5600
         PALO ALTO, CALIFORNIA 94304
                (415) 493-9300

                            ------------------------

        Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this Registration Statement.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. / /
                            ------------------------

                        CALCULATION OF REGISTRATION FEE
- --------------------------------------------------------------------------------

- --------------------------------------------------------------------------------------------------
                                                PROPOSED MAXIMUM PROPOSED MAXIMUM
TITLE OF EACH CLASS OF                           OFFERING PRICE     AGGREGATE
  SECURITIES                     AMOUNT TO BE         PER            OFFERING        AMOUNT OF
TO BE REGISTERED                REGISTERED(1)       SHARE(2)         PRICE(2)     REGISTRATION FEE
- --------------------------------------------------------------------------------------------------
Common Stock, $0.01 par
  value....................... 5,750,000 shares      $21.69        $124,717,500       $43,006
- --------------------------------------------------------------------------------------------------
- --------------------------------------------------------------------------------------------------

(1) Includes 750,000 shares which the Underwriters have the option to purchase to cover over-allotments, if any.

(2) Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457 under the Securities Act of 1933.
                            ------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF
THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                EXPLANATORY NOTE

     This Registration Statement contains two forms of prospectuses: one to be used in connection with an offering in the United States and the other to be used in connection with a concurrent international offering (the "International Prospectus"). The two prospectuses are identical except for the outside and inside front cover pages. The alternate pages for the International Prospectus are included herein and labeled "Alternate Page."

     Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

PROSPECTUS (Subject to Completion)
Issued March 2, 1995

                                5,000,000 Shares

(logo)                               (LOGO)
                                  COMMON STOCK
                            ------------------------

OF THE 5,000,000 SHARES OF COMMON STOCK BEING OFFERED, 4,000,000 SHARES ARE BEING OFFERED INITIALLY IN THE UNITED STATES AND CANADA BY THE U.S.
  UNDERWRITERS AND 1,000,000 SHARES ARE BEING OFFERED INITIALLY OUTSIDE OF THE UNITED STATES AND CANADA BY THE INTERNATIONAL UNDERWRITERS. SEE
    "UNDERWRITERS." OF THE 5,000,000 SHARES OF COMMON STOCK BEING OFFERED HEREBY, 3,175,000 SHARES ARE BEING SOLD BY SILICON VALLEY GROUP, INC.
     AND 1,825,000 SHARES ARE BEING SOLD BY THE SELLING STOCKHOLDER. SEE
       "PRINCIPAL AND SELLING STOCKHOLDERS." THE COMPANY WILL NOT RECEIVE
       ANY OF THE PROCEEDS FROM THE SALE OF SHARES BY THE SELLING
        STOCKHOLDER. THE COMPANY'S COMMON STOCK IS TRADED IN THE OVER-THE-COUNTER MARKET UNDER THE NASDAQ NATIONAL MARKET SYMBOL
         "SVGI." THE LAST SALE PRICE FOR THE COMMON STOCK ON FEBRUARY
         28, 1995, AS REPORTED ON THE NASDAQ NATIONAL MARKET, WAS
           $23 7/16 PER SHARE. SEE "PRICE RANGE OF COMMON STOCK."
                            ------------------------

       THIS OFFERING INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS."
                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
  AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
     THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
     COMMISSION
      PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
        REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                            ------------------------

                              PRICE $     A SHARE
                            ------------------------

                                                     UNDERWRITING                          PROCEEDS TO
                                    PRICE TO        DISCOUNTS AND       PROCEEDS TO          SELLING
                                     PUBLIC         COMMISSIONS(1)       COMPANY(2)        STOCKHOLDER
                                ----------------   ----------------   ----------------   ----------------
Per Share....................          $                  $                  $                  $
Total(3).....................          $                  $                  $                  $

- ------------

    (1) The Company and the Selling Stockholder have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriters."

    (2) Before deducting expenses payable by the Company estimated at $400,000.

    (3) The Company has granted to the Underwriters an option, exercisable within 30 days of the date hereof, to purchase up to 750,000 additional Shares at the price to public less underwriting discounts and commissions for the purpose of covering over-allotments, if any. If the Underwriters exercise such option in full, the total price to public, underwriting discounts and commissions and proceeds to Company will be
        $            , $            , and $            , respectively. See
        "Underwriters."

                            ------------------------

     The Shares are offered subject to prior sale, when, as and if accepted by the Underwriters named herein and subject to approval of certain legal matters by Morrison & Foerster, counsel for the Underwriters. It is expected that
delivery of the Shares will be made on or about             , 1995 at the
offices of Morgan Stanley & Co. Incorporated, New York, N.Y., against payment therefor in New York funds.
                            ------------------------

MORGAN STANLEY & CO.
       Incorporated

                       PRUDENTIAL SECURITIES INCORPORATED

                                                                 COWEN & COMPANY

              , 1995

     NO PERSON IS AUTHORIZED IN CONNECTION WITH ANY OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS, AND ANY INFORMATION OR REPRESENTATION NOT CONTAINED OR INCORPORATED HEREIN MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING STOCKHOLDER OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY BY ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL FOR SUCH PERSON TO MAKE SUCH AN OFFERING OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS AT ANY TIME NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCE IMPLY THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS

                                                                                             PAGE
                                                                                             ----
Incorporation of Certain Documents by Reference............................................    2
Prospectus Summary.........................................................................    3
The Company................................................................................    4
Recent Developments........................................................................    5
Risk Factors...............................................................................    6
Use of Proceeds............................................................................   11
Price Range of Common Stock................................................................   12
Dividend Policy............................................................................   12
Capitalization.............................................................................   13
Selected Consolidated Financial Data.......................................................   14
Business...................................................................................   16
Principal and Selling Stockholders.........................................................   23
Underwriters...............................................................................   24
Legal Matters..............................................................................   26
Experts....................................................................................   26
Available Information......................................................................   27

                            ------------------------

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents heretofore filed by the Company with the Securities and Exchange Commission (the "Commission") pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act") are incorporated herein by reference: (1) the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 1994; (2) the Company's Quarterly Report on Form 10-Q for the quarter ended December 31, 1994; (3) the Company's Current Report on Form 8-K filed on March 2, 1995; and (4) the Company's Registration Statement on Form 8-A filed with the Commission on November 23, 1983.

     All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Common Stock hereunder shall be deemed to be incorporated by reference herein and to be a part hereof from the date of the filing of such reports and documents. The Company will provide a copy of any or all of such documents (exclusive of exhibits unless such exhibits are specifically incorporated by reference herein), without charge, to each person to whom this Prospectus is delivered, upon written or oral request to the Chief Financial Officer at the corporate headquarters of the Company, 2240 Ringwood Avenue, San Jose, California 95131 (telephone 408-434-0500).

     Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

                            ------------------------

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

     THE U.S. SHARES MAY NOT BE OFFERED OR SOLD, DIRECTLY OR INDIRECTLY, OUTSIDE THE UNITED STATES OR CANADA OR TO ANY PERSON WHO IS NOT A UNITED STATES OR CANADIAN PERSON, AS PART OF THE DISTRIBUTION OF THE U.S. SHARES. FOR A DESCRIPTION OF THIS AND OTHER RESTRICTIONS ON THE OFFERING AND SALE OF THESE SHARES, SEE "UNDERWRITERS."

     IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS (IF ANY) OR THEIR RESPECTIVE AFFILIATES MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 10B-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934. SEE "UNDERWRITERS."

                               PROSPECTUS SUMMARY

    The following summary is qualified in its entirety by the more detailed information and financial statements appearing elsewhere or incorporated by reference in this Prospectus.
                                  THE COMPANY

    Silicon Valley Group designs, manufactures, markets and services semiconductor fabrication equipment for the worldwide semiconductor industry. The Company has three principal product groups which focus primarily on photolithography, photoresist processing, and deposition for oxidation/diffusion and low pressure chemical vapor deposition. The Company's products incorporate proprietary technologies and unique processes, and focus on providing process and product technologies and productivity enhancements to its customers. Silicon Valley Group believes that its Micrascan step and scan photolithography exposure system, which utilizes a deep ultraviolet light source allowing line widths of .35 micron and below, is the most technologically advanced machine currently being shipped to global semiconductor manufacturers. The Company supports its reliable, cost-effective products through a network of worldwide service and technical support organizations. The Company's customers consist of leading semiconductor manufacturers including Advanced Micro Devices, Hewlett-Packard, Intel, IBM, Motorola, National Semiconductor, SGS-Thomson, Samsung and Texas Instruments.

    The Company works closely with its existing and potential customers, industry consortia and research institutions to improve current processes and to define opportunities for new product development. These relationships enable the Company to participate in the development of new technologies and fabrication processes and to position itself as a principal supplier for volume equipment orders. As evidence of the Company's commitment to its customers, in February 1995 the Company entered into a business relationship with Intel, Motorola, and Texas Instruments. As part of this relationship, these companies purchased, in equal amounts, an aggregate of $30 million of the Company's Series B Convertible Redeemable Preferred Stock and received certain rights to purchase future generations of the Company's Micrascan photolithography products. The Company has agreed to use the $30 million proceeds, plus $25 million of additional Company funds at any time over a five year period, to fund increased Micrascan production capacity, increased research and development of the Micrascan technology, the purchase of additional capital equipment and to augment working capital for growth of the Company's Micrascan photolithography operations. See "Recent Developments."

                                  THE OFFERING

U.S. Offering...........................
                                       4,000,000 Shares

International Offering..................
                                       1,000,000 Shares

         Total(1).......................
                                       5,000,000 Shares (of which 3,175,000
                                       Shares are offered by the Company and
                                       1,825,000 Shares are offered by the
                                       Selling Stockholder).

Common Stock to be outstanding after the
Offering................................
                                       24,968,749 Shares(1)(2)

Use of proceeds.........................
                                       For certain capital expenditures, working capital, research and development and other general corporate purposes. See "Use of Proceeds."

The Nasdaq National Market symbol.......
                                       SVGI

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                                               THREE MONTHS ENDED
                                                               FISCAL YEAR ENDED SEPTEMBER 30,                    DECEMBER 31,
                                                   --------------------------------------------------------    ------------------
                                                   1990(3)       1991        1992        1993        1994       1993       1994
                                                   --------    --------    --------    --------    --------    -------    -------
CONSOLIDATED INCOME STATEMENT DATA:

  Net sales.....................................   $184,289    $234,798    $192,457    $240,633    $319,922    $70,917    $85,971
  Gross profit..................................     73,848      85,461      77,161      93,426     124,411     27,058     33,202
  Operating income..............................      8,269       4,796       1,608       7,384      26,451      4,676      7,302
  Net income (loss).............................      4,449       1,641        (292)      4,485      16,764      2,719      5,330
  Net income (loss) applicable to Common
    Stock.......................................      4,449       1,641        (501)      3,295      15,574      2,421      5,032
  Net income (loss) per share...................   $   0.42    $   0.12    $  (0.03)   $   0.22    $   0.84    $  0.15    $  0.25
  Shares used in per share computation..........     10,708      13,166      14,754      15,277      18,538     16,400     20,322

                                                                                                        DECEMBER 31, 1994
                                                                                                ---------------------------------
                                                                                                PRO FORMA(4)       AS ADJUSTED(5)
                                                                                                ------------       --------------
CONSOLIDATED BALANCE SHEET DATA:

  Cash and equivalents........................................................................    $106,302            $176,967
  Working capital.............................................................................     208,602             279,267
  Total assets................................................................................     322,425             393,090
  Short-term debt and current portion of long-term debt.......................................         846                 846
  Long-term debt and capital leases...........................................................       1,299               1,299
  Stockholders' equity........................................................................     221,791             292,456

- ---------------
(1) Assumes the Underwriters' over-allotment option to purchase 750,000 shares from the Company is not exercised. See "Underwriters."

(2) Based on shares outstanding on February 28, 1995. Includes 2,494,300 shares issuable upon conversion of the outstanding Series A and Series B Convertible Redeemable Preferred Stock ("Series A Preferred Stock" and "Series B Preferred Stock", respectively) upon the closing of this offering. Excludes (i) 1,219,775 shares issuable upon exercise of outstanding stock options at a weighted average exercise price of $10.14 per share (ii) 1,750,000 shares issuable upon exercise of a warrant with an exercise price of $13.625 per share and (iii) approximately 15,000 shares expected to be issued on March 15, 1995 in payment of the regular quarterly dividend on the Series A Preferred Stock.

(3) Includes the results of operations of one of the Company's subsidiaries, SVG Lithography Systems, Inc. ("SVGL") from May 1, 1990.

(4) Pro forma to reflect the sale of Series B Preferred Stock in February 1995.

(5) Adjusted to give effect to the sale of the 3,175,000 shares offered hereby by the Company at an assumed per share offering price of $23 7/16 (the last reported sale price of the Common Stock on February 28, 1995), the conversion of all of the Series A and Series B Preferred Stock upon the closing of this offering and the anticipated use of the net proceeds therefrom.

                                  THE COMPANY

     Silicon Valley Group ("SVG" or the "Company") designs, manufactures, markets and services semiconductor fabrication equipment for the worldwide semiconductor industry. The Company has three principal product groups which focus primarily on photolithography, photoresist processing, deposition for oxidation/diffusion and low pressure chemical vapor deposition ("LPCVD"). The Company works closely with its existing and potential customers, industry consortia and research institutions to improve current processes, to define opportunities for new product development and fabrication processes and to position itself as a principal supplier for volume equipment orders. The Company supports its reliable, cost-effective products through a network of worldwide service and technical support organizations. The Company's customers consist of leading semiconductor manufacturers including Advanced Micro Devices, Hewlett-Packard, Intel, IBM, Motorola, National Semiconductor, SGS-Thomson, Samsung and Texas Instruments.

     The Company's products incorporate proprietary technologies and unique processes and focus on providing process and product technologies and productivity enhancements to customers. The Company manufactures and markets its photolithography exposure products through its majority owned subsidiary, SVG Lithography Systems ("SVGL"), its photoresist processing products through its Track Systems Division ("Track") and its oxidation/diffusion and LPCVD products through its Thermco Systems Division ("Thermco").

          SVG LITHOGRAPHY SYSTEMS designs, manufactures, markets and services advanced photolithography exposure systems. SVGL has two broad families, Micrascan step and scan systems and the more mature Micralign scanning projection aligners. The Company believes that its Micrascan photolithography exposure system provides the greater resolution required for the next generation of complex, fine geometry integrated circuits through its use of a deep ultraviolet ("Deep UV") light source and overcomes the throughput and yield limitations of steppers by combining the elements of both steppers and scanners into the Micrascan's "step and scan" technology. The Company also believes that its Micrascan step and scan photolithography exposure system is the most technologically advanced machine currently being shipped to global semiconductor manufacturers. In addition, it believes that as larger and more complex logic and memory devices move from development to production, semiconductor manufacturers will have a greater incentive to purchase SVGL's step and scan systems rather than steppers to achieve higher yields and faster throughput.

          TRACK SYSTEMS DIVISION designs, manufacturers, markets and services equipment which performs all the steps necessary to process semiconductor wafers prior to photolithography exposure, including cleaning, adhesion promotion and photoresist coating, and which performs all the steps required to treat wafers after photolithography exposure prior to etching, including developing and baking. As photoresist processing technology has evolved, the Company has developed increasingly advanced products for this market, which are capable of handling integrated circuits with line widths as narrow as 0.35 micron. Track's most advanced product line, the 90 Series, offers a proprietary wafer transfer system to increase throughput, features substantially improved contamination control specifications as compared to the Company's previous products and provides features allowing it to interface with factory automation systems. The Company believes it is the only manufacturer to offer a cluster which integrates its photolithography and photoresist products. In addition, the Track products are designed to interface with all stepper products in the industry.

          THERMCO SYSTEMS DIVISION designs, manufactures, markets and services large batch thermal products which address the oxidation/diffusion and LPCVD steps of the semiconductor fabrication process. Thermco products are used for a broad range of processing applications required in the fabrication of most semiconductor devices, including growing insulating layers on wafers, diffusing dopants into the silicon structure and depositing insulating or conducting films on the wafer surface. Thermco's products incorporate proprietary technology it has developed in the areas of thermal control, gas handling, particle control and automated wafer handling. Thermco offers a full range of both horizontal and vertical processing systems. The most advanced product currently offered by the Company is the Series 8000 Advanced Vertical Processor ("AVP"). The Series 8000 single tube systems include advanced process control, leading software for data acquisition and display, advanced automation, a proprietary process chamber design and an option for atmosphere control within the wafer handling area.

     Because of the highly technical nature of its products, the Company markets its products primarily through a direct sales force with sales, service and spare parts offices worldwide. The Company believes that its field service and process support capabilities are an important factor in its selection as an equipment supplier. Increasingly, semiconductor manufacturers are requiring seven-day, around the clock, on site or on call support. To meet this need, the Company is expanding its field service organization, increasing its technical and process support personnel and enhancing its training programs. Service personnel are based in field offices throughout the United States, Western Europe, Japan and the Pacific Rim and increasingly on site at particularly large customer locations. In addition, each customer has a single designated service account manager for all its support needs.

     The Company's principal executive office is located on 2240 Ringwood Avenue, San Jose, California 95131, and its telephone number is (408) 434-0500.

                              RECENT DEVELOPMENTS

     As part of the Company's continuing commitment to work closely with existing and potential customers to improve the Company's current products and processes, in February 1995 the Company entered into a business relationship with Intel Corporation, Motorola Inc. and Texas Instruments Incorporated (the "Investors") related to the Company's Micrascan photolithography products. As part of this relationship, the Investors purchased in equal amounts an aggregate of $30 million of the Company's newly issued Series B Preferred Stock, convertible into approximately 1,494,300 shares of Common Stock, and received certain rights to purchase future generations of the Company's Micrascan products. The Company is obligated to use the $30 million received from the Investors, as well as an additional $25 million of Company funds at any time over a five year period, to fund increased Micrascan production capacity, increased research and development of the Micrascan technology, the purchase of additional capital equipment and to augment working capital for growth of the Company's Micrascan photolithography operations. The Company has also agreed to use commercially reasonable efforts to obtain up to an additional $25 million in grants from certain agencies of the United States government to further assist in the research, development and engineering of Micrascan equipment. Assuming the concurrent effectiveness of a separate registration statement registering the shares of Common Stock issuable upon conversion of the Series B Preferred Stock, all of the Series B Preferred Stock will automatically convert into 1,494,300 shares of Common Stock upon the closing of the offering made hereby.

                                  RISK FACTORS

     Prospective purchasers of Shares offered hereby should carefully consider the following risk factors in addition to the other information presented in this Prospectus.

     Cyclical Nature of the Semiconductor Industry. The semiconductor industry into which the Company sells its products is highly cyclical and has historically experienced periodic downturns, which often have had a severe effect on the semiconductor industry's demand for semiconductor processing equipment. Prior semiconductor industry downturns have resulted in significant reductions in the Company's net sales, gross margin and net income. For example, due in part to weakness in the semiconductor market, demand for the Company's semiconductor processing equipment declined during fiscal 1992 and the Company was not profitable for the year. While the Company has been profitable for the past 12 quarters, there is no assurance that the Company will be able to maintain profitability. Moreover, the Company's operations as a whole will continue to be dependent on the capital expenditures of semiconductor manufacturers, which in turn will be largely dependent on the current and anticipated market demand for integrated circuits and products utilizing integrated circuits. Any future weakness in demand in the semiconductor industry is likely to have a material adverse effect on the Company's business and results of operations.

     Uncertain Development of Market for Micrascan Products. The development of a market for the Company's Micrascan photolithography products will be highly dependent on the continued trend towards finer line widths in integrated circuits and the inability of traditional I-Line stepper manufacturers to keep pace with this trend through either enhanced technologies or improved processes. The market for the Company's Micrascan photolithography products has developed more slowly than the Company anticipated at the time the Company acquired SVGL in May 1990. From fiscal 1990 to fiscal 1993, SVGL sold an aggregate of 26 Micrascan systems, 20 of which were sold to IBM, a minority shareholder in SVGL, and three of which were sold to SEMATECH, Inc. ("SEMATECH"). In fiscal 1994 through the first quarter of fiscal 1995, SVGL shipped seven systems to five customers, only one of which was shipped in the first quarter of fiscal 1995. At December 31, 1994, SVGL had a backlog of 20 Micrascan units for shipment to five global semiconductor manufacturers. While such orders are encouraging, they are not necessarily indicative of industry-wide acceptance of the Micrascan technology. The Company and many industry observers initially believed that I-Line steppers, the most advanced photolithography exposure equipment in widespread production use at the time the Company acquired SVGL, could not be modified to be capable of fabricating complex semiconductor devices with line widths of less than 0.5 micron, such as 64 and 256 megabit dynamic random access memories ("DRAMs"). Since 1990, however, stepper manufacturers have extended the capability of their I-Line steppers to 0.5 micron or finer line widths. The Company believes that, as a consequence, many manufacturers of complex devices are likely to continue to use steppers for fabricating such devices. The Company believes that as devices increase in size and complexity and require finer line widths, the technical advantages of Micrascan systems as compared to steppers will enable semiconductor manufacturers to achieve finer line widths, higher yields and increased throughput. The Company believes, however, that these larger and more complex devices will not be produced in volume until 1996 or 1997. It is possible that the demand for these larger and more complex devices, and the fabrication equipment to manufacture them, may never develop or may develop even later than 1997. The Company believes semiconductor manufacturers will not require production equipment as advanced as Micrascan until at least 1996, and that substantial sales of the Company's Micrascan systems will not begin until late 1996 or 1997, if at all. Stepper manufacturers have enhanced their machines in the past, and in the future may further enhance their machines to achieve finer line widths, sufficiently to erode Micrascan's expected yield and throughput advantages. If this occurs, demand for Micrascan systems may not develop as the Company expects. SVGL was not profitable in fiscal 1994 or the first quarter of fiscal 1995 and there can be no assurance that it will be able to operate profitably in the future. Failure of SVGL to achieve substantial sales of Micrascan systems or a delay in achieving such sales could have a material adverse effect on the Company's ability to continue to operate profitably.

     Fluctuations in Quarterly Operating Results. The Company has historically experienced substantial quarterly fluctuations in its operating results. Due to the relatively small number of systems sold during each fiscal quarter and the relatively high revenues per system, production or shipping delays or customer order rescheduling can significantly affect quarterly revenues and profitability. The Company has experienced and may again experience quarters during which a substantial portion of the Company's net sales are realized near the end of the quarter. Accordingly, delays in shipments near the end of a quarter can cause quarterly net sales to fall significantly short of anticipated levels. Since most of the Company's expenses are fixed in the short term, such shortfalls in net sales could have a material adverse effect on the Company's business and results of operations. The Company's operating results may also vary from quarter to quarter based upon numerous factors including the timing of new product introductions, product mix, levels of sales, proportions of domestic and international sales, activities of competitors, acquisitions, international events and problems in obtaining adequate materials or components on a timely basis. Historically, gross margins in the Thermco and SVGL businesses have been lower than in the Track business. To the extent sales of Micrascan products, and to a lesser extent Thermco products, increase as a percentage of total net sales, the Company's overall gross margins may be unfavorably impacted. In light of these factors and the cyclical nature of the semiconductor industry, the Company expects to continue to experience variability in quarterly operating results.

     Need to Increase Manufacturing Capacity. The Company is currently expanding its manufacturing capacity to meet current and expected demand levels. From time to time, the Company has experienced difficulty in ramping up production or effecting transitions to new products and, consequently, has suffered delays in product deliveries. There can be no assurance that the Company will not experience manufacturing problems as a result of capacity constraints or ramping up production by upgrading or expanding existing operations. This could result in product delivery delays and a subsequent loss of future revenues. In particular, the Company believes that protracted delays in delivering Micrascan products could result in semiconductor manufacturers electing to install competitive equipment in their advanced fabrication facilities, which could impede acceptance of the Micrascan products on an industry-wide basis. The Company's operating results could also be adversely affected by the increase in fixed costs and operating expenses related to increases in production capacity if net sales do not increase commensurately.

     Dependence on New Products and Processes; Importance of Timely Product Introductions and Enhancements. Semiconductor manufacturing equipment and processes are subject to rapid technological change. The Company believes that its future success will depend in part upon its ability to continue to enhance its existing products and their process capabilities and to develop and manufacture new products with improved process capabilities that enable semiconductor manufacturers to fabricate semiconductors more efficiently. Failure to introduce new products or enhancements in a timely manner could result in loss of competitive position and reduced sales of existing products. In particular, the Company believes that advanced logic devices and DRAMs will require increasingly finer line widths. As a consequence, it is important to develop and introduce a version of the Micrascan capable of exposing line widths of less than 0.35 micron in the first half of 1996. In addition, new product introductions could contribute to quarterly fluctuations in operating results as orders for new products commence and increase the potential for a decline in orders of existing products, particularly if new products are delayed. In the past, the Company has experienced significant delays in the introduction of certain of its products and product enhancements due to technical, manufacturing and other difficulties and may experience similar delays in the future. Furthermore, the inability to produce such products or any failure to achieve market acceptance could have a material adverse effect on the Company's business and results of operations.

     Significant delays can occur between a product's introduction and the commencement by the Company of volume production of such product. There can be no assurance that the Company will be successful in the introduction and volume production of new and enhanced products or that the Company will be able to develop and introduce new and enhanced products and processes which satisfy a broad range of customer needs and achieve market acceptance. See "Business--Products" and "-- Research and Development."

     Research and Development Funding; Certain Capital Commitments. The Company believes that in selecting a photolithography equipment manufacturer, customers look for a long term product development strategy and the ability to fund that development because photolithography exposure equipment can represent a substantial portion of the equipment cost of a fabrication facility. Semiconductor manufacturers may be unwilling to rely on a relatively small supplier such as the Company for a critical element of the fabrication process if the supplier does not have sufficient capital to implement its product development strategy. The Company depends in part on external sources to fund its development efforts and capital equipment expenditures. SEMATECH has entered into agreements with the Company to provide a portion of this funding, but there can be no assurance that the Company will be able to attain the milestones required by the agreements for such incremental funding or that SEMATECH will be capable of providing the agreed-upon funding, either of which could have an unfavorable impact on future photolithography development. If the Company achieves all milestones, the SEMATECH agreements provide for an additional $21 million of such funding during fiscal 1995, 1996 and 1997, all of which the Company expects would be an offset to its research and development expenditures. Were the Company not to fulfill certain obligations under its agreement with SEMATECH, the Company could be required to repay all funds received under the agreements. In the event that the Company does not receive SEMATECH funding for any reason, it would be required to either curtail development of photolithography products or make up the shortfall from its own funds or other sources. If the Company was required to make up these funds, its research and development expenses would increase significantly and its operating income would be reduced correspondingly. See "Business -- Research and Development."

     In part to address customer concerns about adequately capitalizing the photolithography business, the Company is obligated under its agreements with SEMATECH and the Investors to commit funds to the development and production of Micrascan photolithography equipment, and a portion of the net proceeds of this offering may be used to satisfy these requirements. Under the terms of its agreement with SEMATECH, the Company is obligated to fund from its own resources not less than 120%, up to a maximum of $36 million at any time over a three year period, of the total amount received from SEMATECH to further the development of Micrascan technology, to increase the manufacturing capability and capacity for Micrascan products and to fund related inventory costs. Under the terms of its agreements with the Investors, the Company is obligated to use the $30 million from the sale of the Series B Preferred Stock, as well as an additional $25 million of Company funds at any time over a five year period, to fund increased Micrascan production capacity, increased research and development of the Micrascan technology, the purchase of additional capital equipment and to augment working capital for growth of the Micrascan photolithography operations. No assurance can be given that the Company will be able to obtain the necessary funding to meet its commitments under these agreements. The Company is obligated to invest these funds, regardless of the success of the project. As a result, the Company may be required to use its financial resources to comply with these commitments even if it believes that such resources would be better utilized in other areas. Were the Company to breach any of its obligations under its agreement with the Investors, the Investors could cause the Company to repurchase their shares, which could have a material adverse effect on the Company. See "Recent Developments."

     Customer Concentration. The Company relies on a limited number of customers for a substantial percentage of its net sales. In fiscal 1994, Intel, Motorola and SGS-Thomson represented 20%, 19% and 11%, respectively, of net sales. The Company's top five customers represented 58% of the 1994 sales, a trend which continued into the first quarter of fiscal 1995. In fiscal 1994 and the first quarter of fiscal 1995, Intel represented a significant percentage of Track sales. Track operations were responsible for a substantial portion of the Company's profits in both periods. The loss of a significant customer (and in particular the loss of Intel as a Track customer), a delay in shipment due to customer rescheduling or any substantial reduction in orders by a significant customer, including reductions in orders due to market, economic or competitive conditions in the semiconductor industry, could adversely affect the Company's business and results of operations. See "Business -- Customers."

     Competition. The semiconductor processing equipment industry is highly competitive. The Company faces substantial competition both in the United States and in other countries for all of its products. The trend toward consolidation in the semiconductor processing equipment industry has made it increasingly important to have the financial resources necessary to compete effectively across a broad range of product offerings, to fund customer service and support on a worldwide basis and to invest in both product and process research and development. Significant competitive factors include product performance, price and reliability, familiarity with each particular manufacturer's products, established relationships between suppliers and customers, particulate contamination control and product availability. While the Company believes that outside Japan and the Pacific Rim it competes favorably with respect to most of these factors, it has on occasion been subject to intense price competition with respect to particular orders and has had difficulty establishing new relationships with certain customers who have long-standing relationships with other suppliers. Certain of the Company's existing and potential competitors have substantially greater name recognition, financial, engineering, manufacturing and marketing resources and customer service and support capabilities than the Company. Due to the Company's position in the photolithography market, an announcement of a new product by any of these large competitors may cause customers to delay purchases until the new product is introduced. See "-- Dependence on New Products and Processes; Importance of Timely Product Introductions and Enhancements" and "Business -- Competition." The Company believes that its competitors will continue to improve the design and performance of their current products and processes, and to introduce new products and processes with improved price and performance characteristics. For example, both Nikon and Canon have announced photolithography products using step and scan technology and a Deep UV illumination source, and Nikon has indicated that it expects to deliver prototypes in early 1996. In addition, the Company believes that other potential competitors, including ASM Lithography, are developing step and scan technologies. There can be no assurance that the Company will be able to compete effectively in the future.

     Importance of the Japanese and Pacific Rim Market. The Japanese and Pacific Rim market (including fabrication facilities operated outside these areas by Japanese and Pacific Rim semiconductor manufacturers) represent a substantial portion of the overall market for semiconductor equipment. To date, the Company has not been successful in securing an adequate share of these markets. The Company believes that the Japanese companies with which it competes have a competitive advantage because their dominance of the Japanese and Pacific Rim semiconductor equipment market provides them with the sales and technology base to compete more effectively throughout the rest of the world. The Company is not engaged in any collaborative effort with any Japanese or Pacific Rim semiconductor manufacturer regarding process and equipment development. As a result, the Company may be at a competitive disadvantage to the Japanese equipment suppliers which are engaged in such collaborative efforts with Japanese and Pacific Rim semiconductor manufacturers. There can be no assurance that the Company will be able to compete successfully in the future in Japan, the Pacific Rim or elsewhere in the world or that competitive pressures will not adversely affect the Company's results of operations. See
"Business -- Competition."

     Termination of Canon Letter of Intent. In April 1993, the Company entered into a letter of intent with Canon, Inc. ("Canon"), a major Japanese company, for the purpose of establishing a worldwide strategic alliance based on SVGL's Micrascan technology. The Company and Canon were unable to reach agreement and the letter of intent expired on November 30, 1994. Although Canon is contractually prohibited until April 2003 from manufacturing a specifically defined step and scan photolithography machine or disclosing related information, Canon could introduce a product that includes certain step and scan technology without violating this prohibition. As a result of the expiration of the letter of intent, the Company believes that Canon has accelerated its previously suspended development of a step and scan photolithography product which will compete with Micrascan. See " -- Uncertain Development of Market for Micrascan Products," and "Business -- Competition."

     Patents and Licenses. As is typical in the semiconductor equipment industry, the Company has from time to time received, and may in the future receive, communications from third parties asserting patents or copyrights on certain of the Company's products and technologies. At least one of the Company's customers has put the Company on notice that it has received a notice of infringement from Jerome H. Lemelson, alleging that equipment used in the manufacture of electronic devices infringes patents issued to Mr. Lemelson relating to "machine vision" or "barcode reader" technologies. The customer has put the Company on notice it intends to seek indemnification from the Company for any damages and expenses resulting from this matter if found liable or if the customer settles the claim. The Company cannot predict the outcome of this or any similar claim or its effect upon the Company, and there can be no assurance that any such litigation or claim would not have a material adverse effect upon the Company's financial condition or results of operations.

     Dependence on Key Employees. The Company's future success is dependent upon its ability to attract and retain qualified management, technical, sales and support personnel. The competition for such personnel is intense. The loss of certain key people or the Company's inability to attract and retain new key employees could materially adversely affect the Company's business and results of operations.

     Dependence on Sole or Limited Source Suppliers. Certain of the raw materials, components and subassemblies included in the Company's products are obtained from single sources or a limited group of suppliers. Although the Company seeks to reduce its dependence on these sole and limited source suppliers, disruption or termination of certain of these sources could occur and such disruptions could have at least a temporary adverse effect on the Company's business and results of operations. Moreover, a prolonged inability to obtain certain components could have a material adverse effect on the Company's business and results of operations and could result in damage to customer relationships.

     Volatility of Stock Price. The public offering price of the Common Stock offered hereby may not be indicative of prices that will prevail in the trading market for the Common Stock. The stock market has from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. In addition, the market price of the Company's Common Stock has been and is likely to be highly volatile. Factors such as fluctuations in the Company's operating results, shortfalls in revenue or earnings from levels expected by securities analysts, announcements of technological innovations or new products by the Company or its competitors, governmental regulation, developments with respect to patents or proprietary rights and litigation relating thereto and general market conditions may have a significant adverse effect on the market price of the Common Stock. See "Price Range of Common Stock."

     Shares Eligible for Future Sale. After completion of this offering, the Company will have approximately 24,968,749 shares of Common Stock outstanding, of which 24,830,318 shares will be freely tradeable without restriction. The Company's executive officers and directors beneficially own 1,049,446 shares of Common Stock, including 911,015 shares issuable upon exercise of options. Such shares will be restricted from sales until 90 days after this offering pursuant to agreements with the Underwriters. Thereafter, such shares can be sold in the public market subject to certain volume and other resale restrictions of Rule 144 under the Securities Act. In addition, SEMATECH holds a warrant exercisable for 1,750,000 shares of Common Stock which, unless registered for resale by SEMATECH, will not become freely tradeable until September 1996 at the earliest. SEMATECH has certain registration rights with respect to the shares of Common Stock issuable upon exercise of the warrant.

     The Company intends to register for resale, concurrently with this offering, the 1,494,300 shares of Common Stock issuable upon conversion of the Series B Preferred Stock held by the Investors. The Investors have agreed that they will not, without the prior written consent of Morgan Stanley & Co. Incorporated, sell or otherwise dispose of these shares from the date of the offering until November 22, 1995. After November 22, 1995, the Investors could sell the 1,494,300 shares freely in the market.

     Sales of a substantial number of shares in the public market could adversely affect the market price of the Common Stock and the Company's ability to raise additional capital at a price favorable to the Company. See "Underwriters."

                                USE OF PROCEEDS

     The net proceeds to be received by the Company from the sale of the 3,175,000 shares of Common Stock offered by the Company hereby are estimated to be approximately $70,665,000 ($87,453,000 if the Underwriters' over-allotment option is exercised in full).

     The Company intends to use the proceeds of this offering primarily for general corporate purposes, including purchases of capital equipment, working capital and research and development for SVGL, Track and Thermco. A portion of the net proceeds may also be used for future acquisitions of complementary businesses or product lines as such opportunities may arise, although no such acquisitions are currently pending or in negotiation. Pending such applications, the net proceeds from this offering will be invested in bank deposits and short term and medium term investment grade, interest bearing securities.

     Giving proforma effect to the receipt of the $30,000,000 proceeds from the sale of the Series B Preferred Stock in February 1995, as of December 31, 1994, the Company had approximately $106,302,000 in cash and cash equivalents. After giving effect to the receipt of the anticipated net proceeds of this offering, the Company would have had $177,000,000 in cash as of such date. The Company is obligated under its agreements with SEMATECH and the Investors to commit funds to further the development of the Company's Micrascan photolithography equipment, and a portion of the net proceeds of this offering may be used to satisfy these requirements. Under the terms of its agreement with SEMATECH, the Company is obligated to fund from its own resources not less than 120%, up to a maximum of $36,000,000 at any time over a three year period, of the total amount received from SEMATECH to further the development of Micrascan technology, to increase the manufacturing capability and capacity for Micrascan products and to fund related inventory costs. See "Business -- Research and Development." Under the terms of its agreements with the Investors, the Company is obligated to use the $30,000,000 received from the Investors, as well as an additional $25,000,000 of Company funds at any time over a five year period, to fund increased Micrascan production capacity, increased research and development of the Micrascan technology, the purchase of additional capital equipment and to augment working capital for growth of Micrascan photolithography operations.

                          PRICE RANGE OF COMMON STOCK

     The following table sets forth the range of high and low sales prices of the Company's Common Stock for the indicated periods, as reported by The Nasdaq National Market. On February 28, 1995, the last reported sale price for the Common Stock on The Nasdaq National Market was $23 7/16 per share. As of December 31, 1994, there were approximately 668 holders of record of the Common Stock.

                                                                    HIGH       LOW
                                                                    ----       ----
        Fiscal year ended September 30, 1993:
          First Quarter...........................................  $7 1/4     $4 1/2
          Second Quarter..........................................  8 5/8         6
          Third Quarter...........................................  11 1/8     6 1/8
          Fourth Quarter..........................................  12 7/8     9 3/8
        Fiscal year ended September 30, 1994:
          First Quarter...........................................  12 1/8     9 1/4
          Second Quarter..........................................  13 3/8     9 1/2
          Third Quarter...........................................  12 3/8     9 1/4
          Fourth Quarter..........................................  14 7/8     11 3/8
        Fiscal year ending September 30, 1995:
          First Quarter...........................................  21 1/4       14
          Second Quarter (through February 28, 1995)..............  23 7/8     18 3/8

                                DIVIDEND POLICY

     To date the Company has not declared or paid cash dividends on its Common Stock. The Board of Directors of the Company presently intends to retain all earnings for use in the Company's business and therefore does not anticipate declaring or paying any cash dividends on its Common Stock in the foreseeable future. The Company's revolving credit facility prohibits the payment of cash dividends on Common Stock.

                                 CAPITALIZATION

     The following table sets forth, on an unaudited basis, the actual cash and equivalents, short-term debt and capitalization of the Company at December 31, 1994, pro forma to reflect the sale of the Company's Series B Preferred Stock in February 1995 and as adjusted to give effect to the conversion of all of the Company's outstanding Series A and Series B Preferred Stock into an aggregate of 2,494,300 shares of Common Stock upon the closing of this offering, the sale by the Company of the 3,175,000 shares of Common Stock offered hereby, and the application of the net proceeds therefrom.

                                                                   AS OF DECEMBER 31, 1994
                                                            --------------------------------------
                                                             ACTUAL      PRO FORMA     AS ADJUSTED
                                                            --------     ---------     -----------
                                                              (IN THOUSANDS, EXCEPT SHARE AMOUNTS)
Cash and equivalents......................................  $ 76,502     $ 106,302      $ 176,967
                                                            ========      ========      =========
Short-term debt and current portion of long-term debt.....  $    846     $     846      $     846
                                                            ========      ========      =========
Long-term debt and capital leases.........................  $  1,299     $   1,299      $   1,299
Minority interest in SVGL.................................     3,799         3,799          3,799
Stockholders' equity:
  Series A Convertible Redeemable Preferred Stock, $0.01
     par value, 1,000,000 shares authorized; 10,000 shares
     outstanding actual and pro forma, none as adjusted;
     actual and pro forma aggregate liquidation preference
     of $17,000...........................................    17,000        17,000             --
  Series B Convertible Redeemable Preferred Stock, $0.01
     par value, 1,000,000 shares authorized; none actual
     and as adjusted; 14,943 shares outstanding pro forma;
     pro forma aggregate liquidation preference of
     $30,000..............................................        --        29,800             --
  Common Stock, $0.01 par value, 40,000,000 shares
     authorized; 19,173,809 shares outstanding actual and
     pro forma; 24,843,109 shares outstanding as
     adjusted(1)..........................................   107,722       107,722        225,187
  Retained earnings.......................................    67,269        67,269         67,269
                                                            --------     ---------     -----------
       Total stockholders' equity.........................   191,991       221,791        292,456
                                                            --------     ---------     -----------
          Total capitalization............................  $197,089     $ 226,889      $ 297,554
                                                            ========      ========      =========

- ---------------
(1) Includes 2,494,300 shares of Common Stock issuable upon conversion of the Series A and Series B Preferred Stock upon closing of this offering. Excludes (i) as of February 28, 1995, 1,219,775 shares issuable upon exercise of outstanding options at an average exercise price of $10.14 per share, (ii) as of February 28, 1995, 1,750,000 shares issuable upon exercise of a warrant with an exercise price of $13.625 per share and (iii) approximately 15,000 shares expected to be issued on March 15, 1995 in payment of the regular quarterly dividend on the Series A Preferred Stock.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The selected consolidated financial data presented below as of September 30, 1993 and 1994 and for each of the years in the three year period ended September 30, 1994 have been derived from the consolidated financial statements of the Company, which have been audited by Deloitte & Touche LLP, independent auditors, which financial statements are incorporated by reference herein. The selected consolidated financial data as of September 30, 1990, 1991 and 1992 and for each of the years in the two year period ended September 30, 1991 have also been derived from audited consolidated financial statements of the Company but which are not incorporated by reference herein. The selected consolidated financial data presented below as of December 31, 1994, and for the three month periods ended December 31, 1993 and 1994, and for each of the nine quarters in the period ended December 31, 1994, have been derived from unaudited consolidated financial statements of the Company. In the opinion of the Company's management, such unaudited consolidated financial data include all adjustments, consisting of only normal recurring adjustments, necessary to fairly state the information set forth therein. The following consolidated financial data should be read in conjunction with the consolidated financial statements, related notes and other financial information incorporated by reference herein. See "Incorporation of Certain Documents by Reference."

                                                                                                          THREE MONTHS ENDED
                                                         FISCAL YEAR ENDED SEPTEMBER 30,                     DECEMBER 31,
                                             --------------------------------------------------------     ------------------
                                             1990(1)       1991        1992        1993        1994        1993       1994
                                             --------    --------    --------    --------    --------     -------    -------
                                                                  (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED INCOME STATEMENT DATA:
  Net sales................................. $184,289    $234,798    $192,457    $240,633    $319,922     $70,917    $85,971
  Cost of sales.............................  110,441     149,337     115,296     147,207     195,511      43,859     52,769
                                             --------    --------    --------    --------    --------     -------    -------
  Gross profit..............................   73,848      85,461      77,161      93,426     124,411      27,058     33,202
  Research, development and related
    engineering.............................   25,292      30,004      27,009      26,332      30,443       6,546      8,278
  Marketing, general and administrative.....   40,287      50,661      48,544      59,710      67,517      15,836     17,622
                                             --------    --------    --------    --------    --------     -------    -------
  Operating income..........................    8,269       4,796       1,608       7,384      26,451       4,676      7,302
  Interest and other income (expense),
    net.....................................     (342)     (1,458)        (44)       (464)        369        (252)     1,053
                                             --------    --------    --------    --------    --------     -------    -------
  Income before income taxes and minority
    interest................................    7,927       3,338       1,564       6,920      26,820       4,424      8,355
  Provision (credit) for income taxes.......    3,106        (781)      1,089       2,076      10,191       1,770      3,008
  Minority interest.........................      372       2,478         767         359        (135)        (65)        17
                                             --------    --------    --------    --------    --------     -------    -------
  Net income (loss)......................... $  4,449    $  1,641    $   (292)   $  4,485    $ 16,764     $ 2,719    $ 5,330
                                             ========    ========    ========    ========    ========     =======    =======
  Preferred Stock dividend..................       --          --    $    209    $  1,190    $  1,190     $   298    $   298
                                             ========    ========    ========    ========    ========     =======    =======
  Net income (loss) applicable to Common
    Stock................................... $  4,449    $  1,641    $   (501)   $  3,295    $ 15,574     $ 2,421    $ 5,032
                                             ========    ========    ========    ========    ========     =======    =======
  Net income (loss) per share............... $   0.42    $   0.12    $  (0.03)   $   0.22    $   0.84     $  0.15    $  0.25
                                             ========    ========    ========    ========    ========     =======    =======
  Shares used in per share computations.....   10,708      13,166      14,754      15,277      18,538      16,400     20,322
                                             ========    ========    ========    ========    ========     =======    =======

                                                                                                                 AS OF
                                                                    AS OF SEPTEMBER 30,                       DECEMBER 31,
                                                  --------------------------------------------------------    ------------
                                                    1990        1991        1992        1993        1994          1994
                                                  --------    --------    --------    --------    --------    ------------
                                                                               (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
  Cash and equivalents........................... $ 30,699    $ 34,070    $ 32,743    $ 17,617    $ 87,829      $ 76,502
  Working capital................................   60,403      84,959      93,084     110,512     173,303       178,802
  Property and equipment, net....................   33,686      28,994      26,861      18,664      13,313        14,709
  Total assets...................................  183,423     192,317     180,777     212,284     271,674       292,625
  Short-term debt and current portion of
    long-term debt...............................    4,367       2,043       4,407      14,971         828           846
  Long-term debt and capital leases..............   26,533       8,200       1,652       2,338       1,510         1,299
  Retained earnings..............................   42,927      44,568      43,651      46,946      62,237        67,269
  Stockholders' equity...........................   70,234     103,800     121,116     126,997     185,215       191,991

- ---------------
(1) Includes the results of operations of SVGL from May 1, 1990.

     The following table presents unaudited quarterly results in dollar amounts and as a percentage of net sales for the last nine quarters.

                                                                                                                          FISCAL
                                               FISCAL 1993                                  FISCAL 1994                    1995
                                -----------------------------------------    -----------------------------------------    -------
                                DEC. 31    MAR. 31    JUNE 30    SEPT. 30    DEC. 31    MAR. 31    JUNE 30    SEPT. 30    DEC. 31
                                -------    -------    -------    --------    -------    -------    -------    --------    -------
CONSOLIDATED INCOME STATEMENT
  DATA:
Net sales.....................  $54,136    $51,602    $64,396    $70,499     $70,917    $85,300    $81,725    $81,980     $85,971
Cost of sales.................  34,198     30,845     39,250      42,914     43,859     52,876     48,991      49,785     52,769
                                -------    -------    -------    --------    -------    -------    -------    --------    -------
Gross profit..................  19,938     20,757     25,146      27,585     27,058     32,424     32,734      32,195     33,202
Research, development and
  related engineering.........   5,734      6,517      7,016       7,065      6,546      7,675      8,454       7,768      8,278
Marketing, general and
  administrative..............  13,101     13,247     16,416      16,946     15,836     16,951     17,516      17,214     17,622
                                -------    -------    -------    --------    -------    -------    -------    --------    -------
Operating income..............   1,103        993      1,714       3,574      4,676      7,798      6,764       7,213      7,302
Interest and other income
  (expense), net..............      28       (137 )     (116 )      (239 )     (252 )       36        166         419      1,053
                                -------    -------    -------    --------    -------    -------    -------    --------    -------
Income before income taxes and
  minority interest...........   1,131        856      1,598       3,335      4,424      7,834      6,930       7,632      8,355
Provision for income taxes....     340        257        479       1,000      1,770      3,132      2,773       2,516      3,008
Minority interest.............     100        158         60          41        (65 )      (40 )     (162 )       132         17
                                -------    -------    -------    --------    -------    -------    -------    --------    -------
Net income....................  $  691     $  441     $1,059     $ 2,294     $2,719     $4,742     $4,319     $ 4,984     $5,330
                                =======    =======    =======    =======     =======    =======    =======    =======     =======
Preferred Stock dividend......  $  298     $  297     $  298     $   297     $  298     $  297     $  298     $   297     $  298
                                =======    =======    =======    =======     =======    =======    =======    =======     =======
Net income applicable to
  common stock................  $  393     $  144     $  761     $ 1,997     $2,421     $4,445     $4,021     $ 4,687     $5,032
                                =======    =======    =======    =======     =======    =======    =======    =======     =======
Net income per share..........  $ 0.03     $ 0.01     $ 0.05     $  0.13     $ 0.15     $ 0.23     $ 0.21     $  0.24     $ 0.25
                                =======    =======    =======    =======     =======    =======    =======    =======     =======
Shares used in per share
  computations................  14,824     14,951     15,298      15,499     16,400     19,032     19,205      19,515     20,322
                                =======    =======    =======    =======     =======    =======    =======    =======     =======

                                                                  AS A PERCENTAGE OF NET SALES
                                -------------------------------------------------------------------------------------------------
Net sales.....................   100.0%     100.0%     100.0%      100.0%     100.0%     100.0%     100.0%      100.0%     100.0%
Cost of sales.................    63.2       59.8       61.0        60.9       61.8       62.0       59.9        60.7       61.4
                                -------    -------    -------    --------    -------    -------    -------    --------    -------
Gross profit..................    36.8       40.2       39.0        39.1       38.2       38.0       40.1        39.3       38.6
Research, development and
  related engineering.........    10.6       12.6       10.9        10.0        9.2        9.0       10.3         9.5        9.6
Marketing, general and
  administrative..............    24.2       25.7       25.5        24.0       22.3       19.9       21.4        21.0       20.5
                                -------    -------    -------    --------    -------    -------    -------    --------    -------
Operating income..............     2.0        1.9        2.7         5.1        6.6        9.1        8.3         8.8        8.5
Interest and other income
  (expense), net..............     0.1       (0.3 )     (0.2 )      (0.3 )     (0.4 )       --        0.2         0.5        1.2
                                -------    -------    -------    --------    -------    -------    -------    --------    -------
Income before income taxes and
  minority interest...........     2.1        1.7        2.5         4.7        6.2        9.2        8.5         9.3        9.7
Provision for income taxes....     0.6        0.5        0.7         1.4        2.5        3.7        3.4         3.1        3.5
Minority interest.............     0.2        0.3        0.1         0.1       (0.1 )       --       (0.2 )       0.2         --
                                -------    -------    -------    --------    -------    -------    -------    --------    -------
Net income....................     1.3%       0.9%       1.6%        3.3%       3.8%       5.6%       5.3%        6.1%       6.2%
                                =======    =======    =======    =======     =======    =======    =======    =======     =======

                                    BUSINESS

     Silicon Valley Group designs, manufactures, markets and services semiconductor fabrication equipment for the worldwide semiconductor industry. The Company has three principal product groups which focus primarily on photolithography, photoresist processing, and deposition for oxidation/diffusion and LPCVD. The Company's products incorporate proprietary technologies and unique processes, and focus on providing process and product technologies and productivity enhancements to its customers. The Company believes that its Micrascan step and scan photolithography exposure system, which utilizes a Deep UV light source allowing line widths of .35 micron and below, is the most technologically advanced machine currently being shipped to global semiconductor manufacturers. The Company supports its reliable, cost-effective products through a network of worldwide service and technical support organizations. The Company's customers consist of leading semiconductor manufacturers including Advanced Micro Devices, Hewlett-Packard, Intel, IBM, Motorola, National Semiconductor, SGS-Thomson, Samsung and Texas Instruments.

     The Company works closely with its existing and potential customers, industry consortia and research institutions to improve current processes and to define opportunities for new product development. These relationships enable the Company to participate in the development of new technologies and fabrication processes and to position itself as a principal supplier for volume equipment orders. As evidence of the Company's commitment to its customers, in February 1995 the Company entered into a business relationship, whereby the Investors purchased, in equal amounts, an aggregate of $30,000,000 of the Company's Series B Preferred Stock and received certain rights to purchase future generations of the Company's Micrascan products. The Company is obligated to use the $30,000,000 proceeds, plus $25,000,000 of additional Company funds at any time over a five year period, to fund increased Micrascan production capacity, increased research and development of the Micrascan technology, the purchase of additional capital equipment and to augment working capital for growth of Micrascan photolithography operations.

INDUSTRY BACKGROUND

     Continuous improvements in semiconductor process and design technologies have led to the production of smaller, more complex and more reliable devices at a lower cost per function. As performance has increased and size and cost have decreased, the demand for semiconductors has expanded beyond the primary market in computer systems to include applications in telecommunications systems, automotive products, consumer goods and industrial automation and control systems. Semiconductor content as a percentage of system cost has also increased. In addition, the demand for electronic systems has expanded geographically with the emergence of new markets, particularly in the Pacific Rim. Consequently, semiconductor sales have increased significantly over the long term (growing at a compound rate of approximately 16% from 1983 to 1993) but have experienced significant variation in growth rates. The Company believes that these long-term trends will continue and will be accompanied by a growing demand for semiconductor production equipment that can produce advanced integrated circuits in high volumes at the lowest cost of ownership.

     The rapid development of advanced semiconductor applications requires semiconductor manufacturers to continually improve their core technology and manufacturing capabilities to remain competitive within the industry. As a consequence, semiconductor manufacturers demand increasingly sophisticated, cost effective processing equipment from semiconductor equipment suppliers. The increasing diversity and complexity of semiconductor products, the demands of technological change and the costs associated with keeping pace with industry developments have contributed to the emergence of cooperative development and manufacturing alliances with semiconductor equipment suppliers. The Company believes it is essential to have customer alliances to provide access to valuable product and process technologies. These factors result in customers concentrating their business with a small number of key suppliers.

SILICON VALLEY GROUP

     The Company designs and manufactures sophisticated semiconductor manufacturing systems for advanced fabrication facilities. The Company has three principal product groups which focus on photolithography, photoresist processing and deposition for oxidation/diffusion and LPCVD. The Company believes that its Micrascan step and scan photolithography exposure system, which utilizes a Deep UV light source allowing line widths of .35 micron and below, is the most technologically advanced machine currently being shipped to global semiconductor manufacturers. The Company's products incorporate proprietary technologies and unique processes, and focus on providing process and product technologies and productivity enhancements to customers. Silicon Valley Group's products are based on proprietary technologies in photolithography, control software, optics, and particulate control.

     The Company's objective is to strengthen its position as a leading worldwide semiconductor equipment supplier by offering a broad line of technologically advanced products and expending substantial resources on research and development to create new, innovative products and processes. The Company has close working relationships with leading semiconductor manufacturers so that it may design its products in conjunction with the development of the semiconductor manufacturers' advanced processes. The Company works closely with its existing and potential customers, industry consortia and research institutions to improve current products and processes and to define new product development opportunities. These efforts enable the Company to participate in the development of new technologies, to influence the design of new fabrication processes and to position itself as a principal supplier for volume equipment orders. The Company supports its reliable, cost-effective products through a network of worldwide service and technical support organizations. The Company believes that these strategies, together with its current market position and product portfolio, will enable the Company to enhance its position as a leading global semiconductor equipment supplier.

     Silicon Valley Group's business is organized into three principal product groups. The Company manufactures and markets its photolithography exposure products through SVGL, its photoresist processing products through Track and its oxidation/diffusion and LPCVD products through Thermco.

  SVG LITHOGRAPHY SYSTEMS, INC.

     SVGL designs, manufactures, markets and services advanced photolithography exposure systems. Photolithography is one of the most critical and expensive steps in integrated circuit fabrication, representing approximately one-third of the fabrication cost. Consequently, integrated circuit manufacturers focus on obtaining photolithography equipment to help them produce increasingly complex devices reliably, efficiently and cost-effectively.

     In the photolithography step of the fabrication process, the integrated circuit patterns are projected through masks, or reticles, onto the silicon wafers. As semiconductors have become more complex, the patterns have become finer, with line widths as narrow as 0.35 micron (approximately 15 millionths of an inch) in many of today's more advanced integrated circuits. As the patterns become finer, photolithography exposure systems must be capable of projecting the patterns through the masks with ever finer resolution. The resolution capability of a photolithography exposure system is a function of its depth of focus, numerical aperture (a measure of its light gathering characteristics) and the wavelength of the light used in pattern projections.

     Historically, there have been two major approaches to photolithographic exposure systems: full field scanners and conventional refractive systems. The full field scanners project a full scale mask image onto full wafers while the refractive systems (steppers) sequentially expose small sections of a wafer in a stepped sequence of exposures, but do so by reducing the size of a mask image by several fold (typically 5 times). Thus, scanners offer large exposure fields while steppers offer masks that are easier to make and have a lower cost. These strengths are combined in the step and scan system.

     Other trends are the reduction in wavelength from G-line (436 nanometer) to I-line (365 nanometer) to Deep UV (248-193 nanometer) and the increase in numerical aperture from 0.2 to 0.6.

     Micrascan. The Company believes that its Micrascan photolithography exposure system provides the greater resolution required for the next generation of complex, fine geometry integrated circuits through its use of a Deep UV light source and overcomes the throughput and yield limitations of steppers by combining the elements of both steppers and scanners into the Micrascan's "step and scan" technology.

     The Micrascan combines advantages of scanning projection aligners and steppers by scanning only a portion of the wafer, then "stepping" to another portion of the wafer and repeating the process as necessary.

Each scan has the capability to expose a larger segment of the wafer, or "field," than a stepper can expose in a single step. The large exposure field enables Micrascan to fabricate larger devices in a single scan than steppers, thus avoiding the necessity of "stitching" a circuit together through two different exposures. In addition, Micrascan continuously modifies the position of the wafer surface during the scan to keep the wafer in the optimal focal plane, thereby providing Micrascan a larger usable depth of focus field than steppers. The larger the usable depth of focus field is, the more tolerant of variations in the wafer surface the equipment will be. The Company believes Micrascan's greater tolerance of wafer surface variations can reduce the number of defective devices on a wafer, thereby contributing to higher yields. Scanning across the field instead of exposing the entire field at one time also enables Micrascan to achieve greater uniformity of resolution across the entire exposure field and contributes to higher yields.

     The Company believes that SVGL has substantial technological expertise and process knowledge in developing Deep UV step and scan photolithography systems. SVGL has developed internal capability to design and fabricate optical lenses, mirrors and coatings. This includes its own proprietary optical metrology using phase measuring interferometry to precisely measure and test the optical elements it produces. Micrascan incorporates both mirrors and lenses in its optical system, which the Company believes allows for a higher power optical projection system, is less sensitive to environmental variants and accommodates the use of light sources with broader spectral bandwidth (than refractive optics) with the benefits of reduced running cost and increased reliability.

     In addition to the optical system technology described above, SVGL has developed certain proprietary mechanical systems incorporated in the Micrascan to control the alignment of the wafer and the reticles prior to and during the wafer exposure step. These alignment systems contribute to the Micrascan's ability to scan the exposure field at speeds of 50mm per second or greater with no significant loss of resolution, thereby increasing the throughput capability of the machine.

     The Company believes that many of the more complex semiconductor devices currently under development, such as the most advanced microprocessors and DRAMs, fit within the larger exposure field scanned by the Micrascan but do not fit within the exposure field of the most advanced steppers currently in widespread production use. In addition, these more complex devices feature increasingly narrow line widths, which require greater resolution in exposing the photoresist. The Company believes that, as these larger and more complex logic and memory devices move from development to production, the technical advantages of Deep UV step and scan systems over existing I-Line steppers will provide a greater incentive to semiconductor manufacturers to purchase step and scan systems rather than steppers in order to achieve higher yields and faster throughput. The Company believes, however, that these devices will not be produced in volume until late 1996 or 1997. Micrascan systems currently sell for up to approximately $4,500,000, depending upon configuration.

     Micralign. SVGL also sells a family of scanning projection aligners known as "Micralign". The most advanced product in this family, the Micralign 700, is used primarily in the production of semiconductor devices with minimum feature sizes above 1.25 microns, or in the fabrication of less critical layers within more sophisticated semiconductor devices. Micralign products, which have historically accounted for a significant portion of the revenues of SVGL, are a mature product family. Sales of Micralign products have declined in recent years as steppers have supplanted projection aligners. Even with the current upturn in the semiconductor industry and the resulting expansion of existing facilities, the Company anticipates that such a decline in sales will continue. A large installed base of Micralign systems exists throughout the world and a majority of SVGL's Micralign related revenues is derived from servicing that installed base and the sales of spare parts and refurbished systems. The list price of Micralign 700 is approximately $995,000 and refurbished Micralign systems sell for lesser amounts.

  TRACK SYSTEMS DIVISION

     Track designs, manufactures, markets and services photoresist processing equipment which performs all the steps necessary to process semiconductor wafers prior to photolithography exposure, including cleaning, adhesion promotion and photoresist coating, and which performs all the steps required to treat wafers after photolithography exposure prior to etching, including developing and baking. As photoresist processing technology has evolved, the Company has developed increasingly advanced product lines for this market, which are capable of handling integrated circuits with line widths as narrow as 0.35 micron. Each product line includes the principal processing capabilities described above and is generally sold in customer-specified configurations that can include specially engineered features and capabilities. All of the Track products are available in fully automated cassette-to-cassette configurations either as stand-alone processing stations or as in-line integrated manufacturing systems. The equipment is modular in design to allow configuration to customer requirements. Each semiconductor manufacturer may require certain of the processing stations to effect its proprietary or specialized processes. The Company believes it is the only manufacturer to offer a cluster which integrates its photolithography and photoresist products. In addition, Track products are designed to interface with all stepper products in the industry.

     Track offers three product lines, each corresponding to the development of successive generations of wafer processing technologies. In general, it has been the Company's experience that introduction of new Track products has been followed by lower order levels for older products.

     90 Series. Introduced in May 1990, the 90 Series photoresist processing system is designed for use in advanced fabrication processes for integrated circuits with line widths as narrow as 0.35 micron, such as is required for 64 and 256 megabit DRAMs. The 90 Series incorporates a proprietary wafer transfer system to increase throughput, features substantially improved contamination control specifications as compared to the Company's previous products and provides features allowing it to interface with factory automation systems, such as those using automated guided vehicles. The 90 Series can process wafers up to eight inches in diameter. In June 1992, an additional model of the 90 Series, the 90-S, was introduced. The 90-S requires less floor space and, in certain applications, may provide greater productivity than a conventional 90 Series system. Prices of the 90 Series range from approximately $650,000 to $1,500,000.

     8800 Series. The 8800 Series, introduced in late 1987, is designed to meet market needs for photoresist contamination control and photoresist processing down to 0.8 micron line widths. The 8800 Series incorporates such automation features as beltless wafer handling, compatibility with low contamination wafer storage and movement techniques, advanced software and communications capabilities and certain process control improvements. The 8800 Series can process wafers from three to six inches in diameter. Prices of the 8800 Series range from approximately $350,000 to $750,000.

     8600 Series. The 8600 Series is a belt-based wafer transport system capable of processing wafers with diameters of three to six inches and of supporting the needs of photoresist processing down to 1.0 micron line widths. The 8600 Series is typically purchased for expansion of current fabrication capacity. Prices of the 8600 Series range from approximately $200,000 to $400,000.

  THERMCO SYSTEMS DIVISION

     Thermco designs, manufactures, markets and services large batch thermal products which address the oxidation/diffusion and LPCVD steps of the semiconductor fabrication process. Thermco products are used for a broad range of processing applications required in the fabrication of most semiconductor devices, including growing insulating layers on the wafers, diffusing dopants into the silicon structure and depositing insulating or conducting films on the wafer surface. Thermco's products incorporate proprietary technology it has developed in the areas of thermal control, gas handling, particle control and automated wafer handling.

     There are two major configurations of thermal processing equipment, commonly referred to as vertical and horizontal, corresponding to the orientation of their reaction chamber(s). Vertical processing systems represent an increasing portion of the market for oxidation/diffusion and LPCVD processing equipment. Vertical reactors generally consist of a single, fully automated cylindrical reaction chamber, individually controlled by a dedicated computer control system. Vertical systems generally provide greater process uniformity and lower particle contamination than do horizontal systems, due to improved thermal control and an increased ability to maintain environmental integrity, thereby achieving higher yields in wafer processing. Additionally, vertical systems provide more flexibility in manufacturing configurations. Horizontal thermal processing systems, which are typically much larger and less automated than vertical reactors, were the standard of the semiconductor processing equipment industry and are still used for a broad range of processes.

     Series 8000 Advanced Vertical Processor ("AVP"). Initially shipped in September 1992, the AVP is a vertical furnace designed to meet the eight inch wafer requirements of sub-half micron processing. The Series 8000 single tube systems include advanced process control, data acquisition software, advanced automation, a proprietary process chamber design and an option for atmospheric control within the wafer handling area. The Company has incorporated design improvements to address shortcomings of the initial production units. Although the Company recently began shipping units to customers that it believes satisfy these shortcomings, no assurance can be given that these improved products will be successful in meeting customer requirements. The typical price range of an AVP system is $700,000 to $1,000,000 depending on process configuration.

     Vertical Thermal Reactor ("VTR"). Thermco's VTR processes wafers from 100mm to 200mm in diameter. It operates under computer control, providing specialized process recipe introduction, cassette-to-cassette automation, monitoring of critical system functions and automated loading of wafers into the reaction chamber. In general, the VTR offers comparable reliability, lower contamination and better process uniformity than horizontal reactors. The VTR can be installed through-the-wall in a customer's clean room facility and is compatible with industry standard software interfaces. During fiscal 1994, the Company began shipping an enhanced version of VTR 7000PLUS. The enhanced VTR 7000PLUS offers improved process control, uniformity, reduced particle levels, higher throughput, internal storage capabilities and the industry's standard mechanical interface (SMIF). The typical price for the Company's VTR products is approximately $500,000 to $900,000.

     Horizontal Processing Systems. The typical horizontal system consists of four separately controlled cylindrical reaction chambers which are mounted horizontally, one directly above the other. Horizontal systems are a mature product family. Sales of these systems have been declining in recent years, as semiconductor manufacturers have increasingly installed vertical reactors in their newer fabrication facilities. Thermco expects this decline to continue despite the current capacity expansion being undertaken by semiconductor manufacturers. However, manufacturers of less complex devices will continue to have some need for horizontal processing systems for the foreseeable future. In addition, a large installed base of horizontal processing systems enables the Company to generate revenues through the sale of spare parts, upgrades and retrofits to the installed customer base. Prices for horizontal systems range from approximately $400,000 to $900,000.

CUSTOMERS

     By working closely with its established customer base, the Company is able to identify new product development opportunities. Repeat sales to existing customers represent a significant portion of the Company's processing equipment sales. The Company believes that its installed customer base represents a significant competitive advantage. The Company's major semiconductor customers during fiscal 1994 included the following:

Advanced Micro Devices     Motorola
Atmel                      National Semiconductor
Harris Semiconductor       SGS-Thomson
Hewlett-Packard            Samsung
Intel                      Siemens
IBM                        Texas Instruments

     The Company relies on a limited number of customers for a substantial percentage of its net sales. See "Risk Factors -- Customer Concentration." In fiscal 1994 Intel, Motorola and SGS-Thomson represented 20%, 19% and 11%, respectively, of net sales. The Company's top five customers represented 58% of the 1994 sales. In fiscal 1993 and 1994, Intel represented a significant percentage of Track sales and Track operations were responsible for a substantial portion of the Company's profits in both fiscal years.

SALES, SERVICE AND SUPPORT

     Because of the highly technical nature of its products, the Company markets its products primarily through a direct sales force with sales, service and spare parts offices worldwide. The Company believes that its field service and process support capabilities are an important major factor in its selection as an equipment supplier. Increasingly, semiconductor manufacturers are requiring seven-day, around the clock, on site or on call support. To meet this need, the Company is expanding its field service organization, increasing its technical and process support personnel and enhancing its training programs. Service personnel are based in field offices throughout the United States, Western Europe, Japan and the Pacific Rim and increasingly on site at particularly large customer locations. In addition, each customer has a single designated service account manager for all its support needs.

BACKLOG

     At December 31, 1994, the Company had a backlog of $252,000,000, which includes 20 Micrascan units from five customers. Backlog increased from approximately $146,000,000 at September 30, 1993 to approximately $209,000,000 at September 30, 1994 as a result of substantial increases in orders for SVGL and Thermco products. The Company includes in backlog only those orders to which a purchase order number has been assigned by the customer and for which delivery has been specified within 12 months. Such orders are subject to cancellation by the customer with limited charges. Because of the possibility of customer changes in delivery schedules, cancellation of orders and potential delays in product shipments, the Company's backlog as of any particular date may not be representative of actual sales for any succeeding period.

RESEARCH AND DEVELOPMENT

     The market served by the Company is characterized by rapid technological change. Accordingly, the Company's product and process development programs are devoted to the development of new systems and processes, including new generations of products for existing markets, enhancements and extensions of existing products and custom engineering for specific customers. The Company believes that its future success will depend, in part, upon its ability to successfully introduce and manufacture new and enhanced, cost effective products, which satisfy a broad range of customer needs and achieve market acceptance. Accordingly, the Company works closely with semiconductor manufacturers, industry consortia, and research institutions to respond to the industry's evolving product and process requirements. The Company's research staff collaborates with key customers in order to evaluate designs, specifications and prototypes of the Company's new products.

     On September 30, 1994, SEMATECH, as part of an overall funding agreement, purchased warrants for $8,204,000 under which SEMATECH has the right to purchase 1,750,000 shares of the Company's Common Stock at an exercise price of $13.625 per share. The proceeds from the sale of the warrants were received in October 1994 and are to be utilized to increase SVGL's manufacturing capacity to satisfy anticipated demand for the current and future versions of the Micrascan product. Additionally, at any time over a three-year period, SEMATECH agreed to fund, upon SVGL's completion of certain milestones, approximately $22,000,000 for the future development of Micrascan technology and the increased manufacturing capacity to build the Micrascan product. During the term of the agreement the Company is obligated to fund, from its own resources, not less than 120% of the total amount received from SEMATECH (including the proceeds of the sale of the warrants) up to a maximum of $36,000,000. To fulfill the Company's obligations, such amounts must be incurred to further the development of Micrascan technology, to increase manufacturing capability and capacity for Micrascan products and to fund related inventory costs.

     The Company has historically devoted a significant portion of its personnel and financial resources to research and development programs. For fiscal years 1992, 1993 and 1994, total gross research and development expenditures were approximately $42,000,000, $34,000,000, and $32,000,000, respectively, of which approximately $15,000,000, $8,000,000, and $1,500,000, respectively, was funded primarily by IBM and SEMATECH for Micrascan technologies and offset against research and development expenses.

COMPETITION

     The semiconductor equipment industry is intensely competitive. The Company faces substantial competition both in the United States and other countries in all of its products. The trend toward consolidation in the semiconductor processing equipment industry has made it increasingly important to have the financial resources necessary to compete effectively across a broad range of product offerings, to fund customer service and support on a worldwide basis and to invest in both product and process research and development. Significant competitive factors include product performance, price and reliability, familiarity with particular manufacturers' products, established relationships between suppliers and customers, particulate contamination control and product availability. While the Company believes that outside Japan and the Pacific Rim it competes favorably with respect to most of these factors, it has occasionally been subject to intense price competition with respect to particular orders and has had difficulty establishing new relationships with certain customers who have long-standing relationships with other suppliers. Certain of the Company's existing and potential competitors have substantially greater name recognition, financial, engineering, manufacturing and marketing resources and customer service and support capabilities than the Company. Due to the Company's position in the photolithography market, an announcement of a new product by any of these large competitors may cause customers to delay purchases until the new product is introduced.

     The Company's competitors can be expected to continue to improve the design and performance of their current products and processes and to introduce new products and processes with improved price/performance characteristics. There can be no assurance that the Company will be able to compete effectively in the future. The Company faces substantial foreign and domestic competition, including that from Tokyo Electron, Ltd. ("TEL") and DaiNippon Screen Mfg. Co., Ltd. in photoresist processing equipment and TEL and Kokusai Electric Co., Ltd. in oxidation/diffusion and LPCVD equipment. SVGL competes with other suppliers of photolithography exposure equipment, including manufacturers of steppers and projection aligners. SVGL's Micralign products are generally not competitive with steppers for fabrication of semiconductor devices with line widths smaller than 1.25 microns. In marketing Micrascan systems, SVGL faces competition from suppliers employing other technologies, principally I-Line steppers, including Nikon Corp., Canon and ASM Lithography. Certain stepper manufacturers have utilized techniques, such as the use of off-axis illumination and phase shift mask technology, to extend the capabilities of steppers beyond their previously estimated limits. Although the Company believes that its step and scan system will compete favorably with steppers employing these techniques, the status of the development of such techniques is uncertain and the Company expects the competition from such stepper manufacturers to be intense. For example, both Nikon and Canon have announced photolithography products using step and scan technology and a Deep UV illumination source and Nikon has indicated that it expects to deliver prototypes in early 1996. In addition, the Company believes that other potential competitors, including ASM Lithography, are developing step and scan technologies.

                       PRINCIPAL AND SELLING STOCKHOLDERS

     The following table sets forth certain information regarding the Common Stock beneficially owned as of February 28, 1995 by (i) each person known by the Company to own beneficially more than 5% of the Company's Preferred Stock or Common Stock, (ii) each director of the Company, (iii) the Company's Chief Executive Officer and each of the other executive officers with an expected annual compensation in excess of $100,000 and (iv) all directors and executive officers of the Company as a group. Unless otherwise indicated in the footnotes to the table below, the persons or entities identified in this table, based on information provided by such persons, have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to community property laws, where applicable.

                                                          SHARES BENEFICIALLY                           SHARES BENEFICIALLY
                                                                 OWNED                                         OWNED
                                                          PRIOR TO OFFERING(1)                           AFTER OFFERING(1)
                                                         ----------------------      SHARES BEING      ----------------------
        DIRECTORS, OFFICERS AND 5% STOCKHOLDERS           NUMBER        PERCENT        OFFERED          NUMBER        PERCENT
- -------------------------------------------------------  ---------      -------      ------------      ---------      -------
FMR Corporation........................................  2,452,300(2)    11.25%          --            2,452,300(2)     9.82%
  82 Devonshire Street
  Boston, MA 02109-3614
The Perkin-Elmer Corporation...........................  1,825,000(3)     8.37         1,825,000(4)           --          --
  761 Main Avenue
  Norwalk, CT 06859-0071
SEMATECH, Inc..........................................  1,750,000(4)     7.43           --            1,750,000(5)     6.55
  2706 Montopolis Drive
  Austin, TX 78741-6499
T. Rowe Price Associates, Inc..........................  1,434,500(5)     6.58           --            1,434,500(3)     5.75
  100 East Pratt Street
  Baltimore, MD 21202
Intel Corporation......................................    498,100(6)     2.29           --              498,100(6)     1.99
  2200 Mission College Boulevard
  Santa Clara, CA 95052
Motorola Inc...........................................    498,100(6)     2.29           --              498,100(6)     1.99
  1303 East Algonquin
  Schaumberg, IL 60195
Texas Instruments Incorporated.........................    498,100(6)     2.29           --              498,100(6)     1.99
  7839 Churchill Way
  P.O. Box 650311
  Dallas, TX 75265
Papken S. Der Torossian................................    417,322(7)     1.89           --              417,322(7)     1.65
Edward A. Dohring......................................      9,000(8)        *           --                9,000(8)        *
William A. Hightower...................................     --                           --                   --          --
Steven L. Jensen.......................................     31,000(9)        *           --               31,000(9)        *
William L. Martin......................................      3,600(10)       *           --                3,600(10)       *
John B. McBennett(11)..................................     --               *           --                   --          --
Robert J. Richardson...................................      7,000(12)       *           --                7,000(12)       *
Larry W. Sonsini.......................................      6,900(13)       *           --                6,900(13)       *
Nam P. Suh.............................................     --               *           --                   --           *
Russell G. Weinstock...................................     44,574(14)    *              --               44,574(14)
All directors and executive officers as a group
  (13 persons)(15).....................................    547,396        2.47           --              547,396        2.16

- ---------------
  *  Less than one percent of the outstanding Common Stock.
 (1) Assumes conversion, upon the closing of the offering made hereby, of all the outstanding shares of Series A and Series B Preferred Stock.
 (2) Based on information in a Schedule 13G dated January 6, 1995 filed by FMR Corporation.
 (3) Includes 1,000,000 shares of Common Stock issuable upon conversion upon the closing of the Offering of the Series A Preferred Stock held by Perkin-Elmer. See Note (11).
 (4) Represents shares of common stock issuable upon exercise of a warrant to purchase Common Stock at an exercise price of $13.625 per share.
 (5) Based on information in a Schedule 13G dated February 14, 1995 filed by T. Rowe Price Associates, Inc.
 (6) Represents shares of Common Stock issuable upon conversion of the Series B Preferred Stock upon the closing of the offering made hereby.
 (7) Includes 283,215 shares subject to options which are exercisable within 60 days after February 28, 1995.
 (8) Includes 9,000 shares subject to options which are exercisable within 60 days after February 28, 1995.
 (9) Includes 31,000 shares subject to options which are exercisable within 60 days after February 28, 1995.
(10) Includes 2,100 shares subject to options which are exercisable within 60 days after February 28, 1995.
(11) Does not include 1,825,000 shares held by Perkin-Elmer, as to which Mr. McBennett disclaims beneficial ownership. See note (3)
(12) Includes 7,000 shares subject to options which are exercisable within 60 days after February 28, 1995.
(13) Includes 10,900 shares subject to options which are exercisable within 60 days after February 28, 1995.
(14) Includes 41,750 shares subject to options which are exercisable within 60 days after February 28, 1995.
(15) Does not include 1,825,000 shares held by Perkin-Elmer, as to which Mr. McBennett disclaims beneficial ownership. Includes 408,965 shares subject to options which are exercisable within 60 days after February 28, 1995.

                                  UNDERWRITERS

     Under the terms and subject to the conditions contained in an Underwriting Agreement dated the date hereof, each of the U.S. Underwriters named below, for whom Morgan Stanley & Co. Incorporated, Prudential Securities Incorporated and Cowen & Company are acting as U.S. Representatives (the "U.S. Underwriters"), have severally agreed to purchase, and the Company and the Selling Stockholder have severally agreed to sell to them, and the International Underwriters named below, for whom Morgan Stanley & Co. International Limited, Prudential-Bache Securities (U.K.) Inc. and Cowen & Company are serving as International Representatives (the "International Underwriters"), have severally agreed to purchase, and the Company and the Selling Stockholder have severally agreed to sell to them, the respective number of shares of Common Stock set forth opposite their respective names below:

                                                                                    NUMBER
                                      NAME                                         OF SHARES
- --------------------------------------------------------------------------------  -----------
U.S. Underwriters:
  Morgan Stanley & Co. Incorporated.............................................
  Prudential Securities Incorporated............................................
  Cowen & Company...............................................................

                                                                                  -----------
  Subtotal......................................................................    4,000,000
                                                                                  -----------
International Underwriters:
  Morgan Stanley & Co. International Limited....................................
  Prudential-Bache Securities (U.K.) Inc........................................
  Cowen & Company...............................................................

                                                                                  -----------
  Subtotal......................................................................    1,000,000
                                                                                  -----------
          Total.................................................................    5,000,000
                                                                                   ==========

     The U.S. Underwriters and International Underwriters are collectively referred to as the "Underwriters." The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the shares of Common Stock offered hereby are subject to the approval of certain legal matters by their counsel and to certain other conditions. The Underwriters are obligated to take and pay for all of the shares of Common Stock offered hereby (other than those covered by the over-allotment option described below) if any such shares are taken.

     Pursuant to the Agreement Between U.S. and International Underwriters, each U.S. Underwriter has represented and agreed that, with certain exceptions set forth below, (a) it is not purchasing any U.S. Shares (as defined below) for the account of anyone other than a United States or Canadian Person (as defined below) and (b) it has not offered or sold, and will not offer or sell, directly or indirectly, any U.S. Shares or distribute this Prospectus outside the United States or Canada or to anyone other than a United States or Canadian Person. Pursuant to the Agreement Between U.S. and International Underwriters, each International Underwriter has represented and agreed that, with certain exceptions set forth below, (a) it is not purchasing any International Shares (as defined below) for the account of any United States or Canadian

Person and (b) it has not offered or sold, and will not offer or sell, directly or indirectly, any International Shares or distribute this Prospectus within the United States or Canada or to any United States or Canadian Person. The foregoing limitations do not apply to stabilization transactions or to certain other transactions specified in the Agreement Between U.S. and International Underwriters. As used herein, "United States or Canadian Person" means any national or resident of the United States or Canada or any corporation, pension, profit-sharing or other trust or other entity organized under the laws of the United States or Canada or of any political subdivision thereof (other than a branch located outside of the United States and Canada of any United States or Canadian Person) and includes any United States or Canadian branch of a person who is not otherwise a United States or Canadian Person, and "United States" means the United States of America, its territories, its possessions and all areas subject to its jurisdiction. All shares of Common Stock to be offered by the U.S. Underwriters and International Underwriters under the Underwriting Agreement are referred to herein as the "U.S. Shares" and the "International Shares," respectively.

     Pursuant to the Agreement Between U.S. and International Underwriters, sales may be made between the U.S. Underwriters and the International Underwriters of any number of shares of Common Stock to be purchased pursuant to the Underwriting Agreement as may be mutually agreed. The per share price of any shares of Common Stock so sold shall be the public offering price set forth on the cover page hereof, in United States dollars, less an amount not greater than the per share amount of the concession to dealers set forth below.

     Pursuant to the Agreement Between U.S. and International Underwriters, each U.S. Underwriter has represented that it has not offered or sold, and has agreed not to offer or sell, any shares of Common Stock, directly or indirectly, in Canada in contravention of the securities laws of Canada or any province or territory thereof and has represented that any offer of such shares in Canada will be made only pursuant to an exemption from the requirement to file a prospectus in the province or territory of Canada in which such offer is made. Each U.S. Underwriter has further agreed to send to any dealer who purchases from it any shares of Common Stock a notice stating in substance that, by purchasing such shares, such dealer represents and agrees that it has not offered or sold, and will not offer or sell, directly or indirectly, any of such shares in Canada in contravention of the securities laws of Canada or any province or territory thereof and that any offer of shares of Common Stock in Canada will be made pursuant to an exemption from the requirement to file a prospectus in the province or territory of Canada in which such offer is made, and that such dealer will deliver to any other dealer to whom it sells any of such shares a notice to the foregoing effect.

     Pursuant to the Agreement Between U.S. and International Underwriters, each International Underwriter has represented that (i) it has not offered or sold and will not offer or sell any shares of Common Stock in the United Kingdom by means of any document (other than to persons whose ordinary business it is to buy and sell securities or debentures, whether as principal or agent, or in circumstances that do not constitute an offer to the public within the meaning of the Companies Act 1985), (ii) it has complied and will comply with all applicable provisions of the Financial Services Act 1986 with respect to anything done by it in relation to such shares in, from or otherwise involving the United Kingdom, and (iii) it has only issued or passed on and will only issue or pass on in the United Kingdom any document received by it in connection with the issue of such shares, to any person of a kind described in Article 9(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1988, or to any person to whom the document may otherwise lawfully be issued or passed on.

     Pursuant to the Agreement Between U.S. and International Underwriters, each International Underwriter has represented and agreed that it has not offered or sold, and will not offer or sell, directly or indirectly, in Japan or to or for the account of any resident thereof, any shares of Common Stock acquired in connection with this offering, except for offers or sales to Japanese International Underwriters and except pursuant to any exemption from the registration requirements of the Securities and Exchange Law of Japan. Each International Underwriter has further agreed to send to any dealer who purchases from it any of such shares of Common Stock a notice stating in substance that such dealer may not offer or sell any of such shares, directly or indirectly, in Japan or to or for the account of any resident thereof, except pursuant to any exemption from the registration requirements of the Securities and Exchange Law of Japan, and that such dealer will send to any other dealer to whom it sells any of such shares a notice to the foregoing effect.

     The Underwriters initially propose to offer part of the shares directly to the public at the public offering price set forth on the cover page hereof and part to certain dealers at a price that represents a concession not in excess of
$     per share under the public offering price. Any Underwriter may allow, and
such dealers may reallow, a concession not in excess of $     per share to other
Underwriters or to certain other dealers.

     The Company has granted to the Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase up to an additional 750,000 shares of Common Stock at the public offering price set forth on the cover page hereof, less underwriting discounts and commissions. The Underwriters may exercise such option solely for the purpose of covering over-allotments, if any, made in connection with this offering. To the extent such option is exercised, each Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number set forth next to such Underwriter's name in the preceding table bears to the total number of shares of Common Stock offered hereby.

     The Company, the Selling Stockholder and the Underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act").

     See "Risk Factors -- Shares Eligible for Future Sale" for a description of certain arrangements pursuant to which all officers and directors and certain other stockholders of the Company have agreed that they will not, without the prior written consent of Morgan Stanley & Co. Incorporated, sell or otherwise dispose of Common Stock of the Company for 90 days after the date of this Prospectus. In addition, the Investors have agreed that they will not, without the prior written consent of Morgan Stanley & Co. Incorporated, sell or otherwise dispose of Common Stock of the Company until November 22, 1995. The Company has agreed in the Underwriting Agreement that it will not, without the prior written consent of Morgan Stanley & Co. Incorporated, offer, sell, contract to sell or otherwise dispose of any shares of Common Stock or any securities convertible into or exchangeable for Common Stock for a period of 90 days after the date of this Prospectus, except pursuant to existing employee benefit plans and existing warrants.

     In connection with this offering, certain Underwriters and selling group members (if any) or their respective affiliates who are qualified registered market makers on The Nasdaq National Market, may engage in passive market making transactions in the Common Stock on The Nasdaq National Market in accordance with Rule 10b-6A under the Exchange Act during the two business day period before commencement of offers or sales of the Common Stock. The passive market making transactions must comply with applicable volume and price limits and be identified as such. In general, a passive market maker may display its bid at a price not in excess of the highest independent bid for the security; if all independent bids are lowered below the passive market maker's bid, however, such bid must then be lowered when certain purchase limits are exceeded.

                                 LEGAL MATTERS

     Wilson, Sonsini, Goodrich & Rosati, P.C., Palo Alto, California, counsel to the Company, will render an opinion that the shares offered hereby will be duly authorized, validly issued, fully paid and nonassessable. Larry W. Sonsini, a member of such firm, is a director of and Secretary of the Company and holds options to purchase 14,500 shares of Common Stock. Certain legal matters in connection with the Offering, will be passed upon for the Underwriters by Morrison & Foerster, Palo Alto, California.

                                    EXPERTS

     The consolidated financial statements and a related financial statement schedule of the Company as of September 30, 1993 and 1994 and for each of the three years in the period ended September 30, 1994 incorporated by reference in this Prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports which are incorporated by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

                             AVAILABLE INFORMATION

     The Company has filed with the Commission a Registration Statement on Form S-3 (referred to herein, together with all amendments and exhibits, as the "Registration Statement") under the Securities Act, with respect to the securities offered by this Prospectus. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which have been omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the securities offered hereby, reference is made to the Registration Statement. Statements made in this Prospectus as to the contents of any contract or other document referred to herein are not necessarily complete and, in each instance in which a copy of such contract is filed as an exhibit to the Registration Statement, reference is made to such copy and each such statement shall be deemed qualified in all respects by such reference. Copies of the Registration Statement may be inspected, without charge, at the offices of the Commission, or obtained at prescribed rates from the Public Reference Section of the Commission at the address set forth below.

     The Company is subject to the informational requirements of the Exchange Act, and in accordance therewith files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities of the Commission located at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices at Seven World Trade Center, New York, New York 10048 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material also can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Company's Common Stock is quoted for trading on The Nasdaq National Market and reports, proxy statements and other information concerning the Company may be inspected at the offices of the National Association of Securities Dealers, Inc., 9513 Key West Avenue, Rockville, Maryland 20850.

                                     [LOGO]

     Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

                                                                [Alternate Page]

PROSPECTUS (Subject to Completion)
Issued March 2, 1995

                                5,000,000 Shares

                                     (LOGO)
                                  COMMON STOCK
                            ------------------------

OF THE 5,000,000 SHARES OF COMMON STOCK BEING OFFERED, 1,000,000 SHARES ARE BEING OFFERED INITIALLY OUTSIDE OF THE UNITED STATES AND CANADA BY THE
  INTERNATIONAL UNDERWRITERS AND 4,000,000 SHARES ARE BEING OFFERED INITIALLY IN THE UNITED STATES AND CANADA BY THE U.S. UNDERWRITERS. SEE
    "UNDERWRITERS." OF THE 5,000,000 SHARES OF COMMON STOCK OFFERED HEREBY, 3,175,000 SHARES ARE BEING SOLD BY SILICON VALLEY GROUP, INC. AND
     1,825,000 SHARES ARE BEING SOLD BY THE SELLING STOCKHOLDER. SEE "PRINCIPAL AND SELLING STOCKHOLDERS." THE COMPANY WILL NOT RECEIVE
       ANY OF THE PROCEEDS FROM THE SALE OF SHARES BY THE SELLING
        STOCKHOLDER. THE COMPANY'S COMMON STOCK IS TRADED IN THE OVER-THE-COUNTER MARKET UNDER THE NASDAQ NATIONAL MARKET SYMBOL
         "SVGI." THE LAST SALE PRICE FOR THE COMMON STOCK ON FEBRUARY
         28, 1995, AS REPORTED ON THE NASDAQ NATIONAL MARKET, WAS
           $23 7/16 PER SHARE. SEE "PRICE RANGE OF COMMON STOCK."

                            ------------------------

       THIS OFFERING INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS."
                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
  AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
     THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
     COMMISSION
      PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
        REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                            ------------------------

                              PRICE $     A SHARE

                            ------------------------

                                                     UNDERWRITING                          PROCEEDS TO
                                    PRICE TO        DISCOUNTS AND       PROCEEDS TO          SELLING
                                     PUBLIC         COMMISSIONS(1)       COMPANY(2)        STOCKHOLDER
                                ----------------   ----------------   ----------------   ----------------
Per Share....................          $                  $                  $                  $
Total(3).....................          $                  $                  $                  $

- ------------

    (1) The Company and the Selling Stockholder have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriters."

    (2) Before deducting expenses payable by the Company estimated at $400,000.

    (3) The Company has granted to the Underwriters an option, exercisable within 30 days of the date hereof, to purchase up to 750,000 additional Shares at the price to public less underwriting discounts and commissions for the purpose of covering over-allotments, if any. If the Underwriters exercise such option in full, the total price to public, underwriting discounts and commissions and proceeds to Company will be
        $            , $            , and $            , respectively. See
        "Underwriters."

                            ------------------------

     The Shares are offered subject to prior sale, when, as and if accepted by the Underwriters named herein and subject to approval of certain legal matters by Morrison & Foerster, counsel for the Underwriters. It is expected that
delivery of the Shares will be made on or about           , 1995 at the offices
of Morgan Stanley & Co. Incorporated, New York, N.Y., against payment therefor in New York funds.
                            ------------------------

MORGAN STANLEY & CO. INTERNATIONAL LIMITED

                                                 PRUDENTIAL-BACHE SECURITIES

                                                                 COWEN & COMPANY

          , 1995

                                                                [ALTERNATE PAGE]

     NO PERSON IS AUTHORIZED IN CONNECTION WITH ANY OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS, AND ANY INFORMATION OR REPRESENTATION NOT CONTAINED OR INCORPORATED HEREIN MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING STOCKHOLDER OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY BY ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL FOR SUCH PERSON TO MAKE SUCH AN OFFERING OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS AT ANY TIME NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCE IMPLY THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.
                            ------------------------

                               TABLE OF CONTENTS

                                                                                             PAGE
                                                                                             ----
Incorporation of Certain Documents by Reference............................................    2
Prospectus Summary.........................................................................    3
The Company................................................................................    4
Recent Developments........................................................................    5
Risk Factors...............................................................................    6
Use of Proceeds............................................................................   11
Price Range of Common Stock................................................................   12
Dividend Policy............................................................................   12
Capitalization.............................................................................   13
Selected Consolidated Financial Data.......................................................   14
Business...................................................................................   16
Principal and Selling Stockholders.........................................................   23
Underwriters...............................................................................   24
Legal Matters..............................................................................   26
Experts....................................................................................   26
Available Information......................................................................   27

                            ------------------------

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents heretofore filed by the Company with the Securities and Exchange Commission (the "Commission") pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act") are incorporated herein by reference: (1) the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 1994; (2) the Company's Quarterly Report on Form 10-Q for the quarter ended December 31, 1994; (3) the Company's Current Report on Form 8-K filed on March 2, 1995; and (4) the Company's Registration Statement on Form 8-A filed with the Commission on November 23, 1983.

     All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Common Stock hereunder shall be deemed to be incorporated by reference herein and to be a part hereof from the date of the filing of such reports and documents. The Company will provide a copy of any or all of such documents (exclusive of exhibits unless such exhibits are specifically incorporated by reference herein), without charge, to each person to whom this Prospectus is delivered, upon written or oral request to the Chief Financial Officer at the corporate headquarters of the Company, 2240 Ringwood Avenue, San Jose, California 95131 (telephone 408-434-0500).

     Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

                            ------------------------

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

     THE INTERNATIONAL SHARES MAY NOT BE OFFERED OR SOLD, DIRECTLY OR INDIRECTLY, IN THE UNITED STATES OR CANADA OR TO ANY PERSON WHO IS A UNITED STATES OR CANADIAN PERSON, AS PART OF THE DISTRIBUTION OF THE INTERNATIONAL SHARES. ALL APPLICABLE PROVISIONS OF THE FINANCIAL SERVICES ACT 1986 AND THE COMPANIES ACT 1985 MUST BE COMPLIED WITH. FOR A DESCRIPTION OF THESE AND OTHER RESTRICTIONS ON THE OFFERING AND SALE OF SUCH SHARES. SEE "UNDERWRITERS."

     IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS (IF ANY) OR THEIR RESPECTIVE AFFILIATES MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 10B-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934. SEE "UNDERWRITERS."

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    SEC Registration Fee...........................................................  $ 43,006
    NASD Filing Fee................................................................    12,972
    The Nasdaq National Market Listing Fee.........................................    17,500
    Blue Sky Fees and Expenses.....................................................    10,000
    Legal Fees and Expenses........................................................   125,000
    Accounting Fees and Expenses...................................................   100,000
    Printing and Engraving Expenses................................................    55,000
    Transfer Agent and Registrar Fees..............................................     2,500
    Miscellaneous..................................................................    34,022
                                                                                     --------
              Total................................................................  $400,000
                                                                                     ========

     All of the amounts shown other than the SEC, NASD and Nasdaq fee are estimated.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Delaware General Corporation Law authorizes a court to award, or a corporation's Board of Directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising out of the Securities Act of 1933, as amended (the "Securities Act").
Article VI of the Company's Bylaws provides for indemnification of its directors, officers, employees and other agents to the maximum extent permitted by the Delaware General Corporation Law. The Underwriting Agreement (Exhibit 1.1) provides for the indemnification by the Underwriters, of the Registrant and its officers and directors, and by the Registrant of the Underwriters, for certain liabilities arising under the Securities Act, or otherwise.

ITEM 16. EXHIBITS

    EXHIBIT
    NUMBER
    ------
      1.1      Form of Underwriting Agreement.
      5.1      Opinion of Wilson, Sonsini, Goodrich & Rosati, P.C. as to the legality of the shares of common stock being registered
     23.1      Consent of Deloitte & Touche LLP (see page II-4)
     25.1      Power of Attorney (see page II-3)

ITEM 17. UNDERTAKINGS

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the Delaware Corporation Law, the Underwriting Agreement or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the question has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4), or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) For the purpose of determining any liability under the Act, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Jose, State of California, on the 1st day of March, 1995.

                                       SILICON VALLEY GROUP, INC.

                                       By: /s/  Russell G. Weinstock
                                           Russell G. Weinstock
                                           Vice President, Finance and
                                           Chief Financial Officer

                               POWER OF ATTORNEY

     KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Russell G. Weinstock, his attorney-in-fact, with the power of substitution, for him in any and all capacities, to sign any and all amendments to this Registration Statement (including post-effective amendments), and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof.

               SIGNATURE                                    TITLE                            DATE
- ----------------------------------------      ----------------------------------      ------------------

/s/  Papken S. Der Torossian                  Chairman of the Board and Chief              March 1, 1995
(Papken S. Der Torossian)                     Executive Officer

/s/  Russell G. Weinstock                     Vice President, Finance and Chief            March 1, 1995
(Russell G. Weinstock)                        Financial Officer

/s/  William A. Hightower                     Director                                     March 1, 1995
(William A. Hightower)

/s/  Nam P. Suh                               Director                                     March 1, 1995
(Nam P. Suh)

/s/  William L. Martin                        Director                                     March 1, 1995
(William L. Martin)

/s/  John B. McBennett                        Director                                     March 1, 1995
(John B. McBennett)

/s/  Larry W. Sonsini                         Director                                     March 1, 1995
(Larry W. Sonsini)

                                                                    EXHIBIT 23.1

                         INDEPENDENT AUDITORS' CONSENT

We consent to the use in this Registration Statement of Silicon Valley Group, Inc. on Form S-3 of our reports dated October 22, 1994 included and incorporated by reference in the Annual Report on Form 10-K of Silicon Valley Group, Inc. for the year ended September 30, 1994. We also consent to the reference to us under the headings "Selected Consolidated Financial Data" and "Experts" in such Prospectus.

DELOITTE & TOUCHE LLP
San Jose, California
February 28, 1995

                                 EXHIBIT INDEX

                                                                          SEQUENTIALLY
EXHIBIT                                                                     NUMBERED
NUMBER                              DESCRIPTION                               PAGE
- ------     -------------------------------------------------------------  -------------
   1.1     Form of Underwriting Agreement.
   5.1     Opinion of Wilson, Sonsini, Goodrich & Rosati, P.C.
  23.1     Consent of Deloitte & Touche LLP (see page II-4).
  25.1     Power of Attorney (see Page II-3).